EXHIBIT 20.3

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NewMarket  Technology Inc.  Releases Letter to Shareholders in Response to False
and Misleading Information Posted on the Lycos Raging Bull Website

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Company  Recently Listed on Regulation SHO Threshold  Security List;  Management
Outlines Plans to Respond to Illegal Shorting


NewMarket Technology Inc. today released a letter to shareholders in response to an increased number of inquires from shareholders regarding a large volume of posts with false and misleading information on the Lycos Raging Bull website. The letter points out that all the posts come from anonymous individuals publishing under assumed identities. In the past, several of the individuals have been reprimanded and suspended or removed from posting on Raging Bull in response to specific misleading and false information they have previously posted. Management believes the misleading and false information being posted on Lycos Raging Bull is related to the illegal short sale of NewMarket stock. NewMarket has been recently named to the Regulation SHO Threshold Security list verifying that the Company has been subject to illegal short sales. The letter to shareholders outlines management's plan to respond to the illegal short sale of stock.



Dear Fellow Shareholders,


We have received an increased number of calls lately in response to false and misleading information posted on the Lycos Raging Bull website. In our experience, the calls we are receiving represent only a small portion of the concern that has likely been created by the Lycos Raging Bull posts. Accordingly, the purpose of this correspondence is to address the recently published false and misleading information universally. We hope to eliminate the concern, but certainly do encourage all shareholders to call with any concern that might remain even after reading this letter.

False Information and Why it is Posted

The Lycos Raging Bull website has recently had several posts regarding an alleged inordinate amount of issued and outstanding NewMarket stock and an inordinate amount of stock being recently awarded to me as the CEO of NewMarket. This information is false and misleading. A variety of other posts related to alleged scandal and management deceit are also to be found on the Lycos Raging Bull website. These posts are all coming from a small number of individuals posting under anonymous and assumed identities. Several of these individuals have been previously reprimanded and correspondingly suspended from posting on Raging Bull in response to past posts with misleading and false information. The most notable of these are Tsheri and EVEN. In the last year EVEN was suspended from posting on the NewMarket board for publishing false information and Tsheri has been repeatedly removed only to modify his assumed identity and return.





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We believe  the  intention  of these  individuals  is  related to illegal  short selling.  NewMarket  has been  recently  named to the  Regulation  SHO Threshold
Security List verifying that the Company has been subject to illegal short selling. We believe the intention of the misleading and false information posted is to influence the genuine sale of stock in order to facilitate the coverage of illegal short sales. We believe the misleading and false information posted to be as illegal as the short sales themselves.

False Information and How it is Posted

The Lycos Raging Bull website is considered an entertainment site and as such is not subject to any rules or regulations that would require the information posted by members to be verifiable. The Lycos Raging Bull website is not a source of professional stock market information. The information available is ostensibly the opinion of the individual members.

However, in our experience, the information posted on Lycos Raging Bull does have an influence on the trading decisions of individual investors and we believe Lycos Raging Bull should be subject to NASD and SEC regulation. We believe a number of stock market professionals receive compensation in association with their publishing on Lycos Raging Bull and should be subject to disclosing the terms associated with their activity on Lycos Raging Bull. We believe Lycos Raging Bull's claim that members are protected by Constitutional Privacy even when posting with the intent of influencing buys and sell decisions is a sham and a shameful abuse of the Constitution.

NewMarket's Plan to Respond

NewMarket management has been aware of the illegal short selling issue for some time. We have taken a number of actions to address the issue. For instance, we regularly send written correspondences to market makers that reflect a disproportionate number of sales in relation to buys in their daily trading. One such correspondence to UBS Capital Markets, formerly Schwab Capital Markets, has been filed as an SEC Form 8-K Disclosure. Now that NewMarket has been formally recognized to have been subject to illegal short sales, having been named to the Regulation SHO Threshold Security list, we will make formal demands to have the individuals and organizations holding the short positions disclosed to the Company so that appropriate reparations to NewMarket shareholders can be made. We will also demand the disclosure of all related contracts intended to support illegal shorting.

NewMarket's Financial Soundness and Ability to Overcome Illegal Short Selling

We appreciate all of our shareholders ongoing support and encourage further calls related to any concerns. We see the calls as a compliment and vote of confidence; otherwise, you might react to the misleading and false information and never contact us to question the veracity.

NewMarket is a financially sound company. While we are disappointed in the negative impact that we believe illegal short selling is having on our share price, we are confident the impact is short term. With a working capital surplus and continued sales growth, the Company is well prepared to sustain and overcome the current illegal short selling activity.



Best Regards,
Philip Verges
CEO and Chairman
NewMarket Technology, Inc.